SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT


03050085

April 10, 2003

By Hand Delivery

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


RECD S.E.C.
APR 11 2003
1086

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release dated February 26, 2003, announcing year end results for 2002.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.


PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Very truly yours,

John Felitti

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

PADOCS01/114997.7


PRESS RELEASE


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE HEADLINE RESULTS FOR 2002: NET PROFIT: A 1.2% RISE OVER THE PREVIOUS YEAR TO € 104.8 m

This result is extremely encouraging when considered in the present context of economic uncertainty and pessimism on financial markets. Consolidation of Banca Carige's strategy of territorial expansion brought with it significant increases in amounts handled in 2002. Previous year's dividend of € 0.0723 per share confirmed for 2002.

The Board of Directors of the Bank in its meeting of 26th February 2003 approved the 2002 Balance Sheet. The results were illustrated by the Bank's CEO. Net profit rose 1.2% over 2001 to € 104.8 m; ROE at 31/12/02 was 7.7% after prudential provisions for credit risks in the light of the present economic situation.

The Board of Directors agreed to propose to the Bank's Ordinary Shareholders Meeting called for 29th March 2003 and, if necessary by adjournment on 31st March 2003, a dividend of € 0.0723 per ordinary share and a dividend of € 0.0823 per savings share. Total dividends to be distributed amounted to € 75.2 m, up 1.9% in comparison to the previous year. On approval by the Shareholders Meeting, the dividend will be distributed on 10th April 2003. In line with the relevant regulation foreseen by Borsa Italiana SpA, the shares will be tradeable ex-dividend from 7th April 2003 onwards.

The year was marked by a significant falls in national and international financial markets, a sharp drop in interest rates and a generalised worsening of the quality of credit.

In spite of these difficulties, Banca Carige managed to achieve positive results and continued with substantial investments in the Group, returns on which are expected in the next few years. During the year 42 branches were acquired from the Capitalia Group. These branches are distributed throughout the country: Veneto in the north, the Marches, Umbria and Latium in the centre, and Apulia and Sicily in the south. The acquisition consolidates further Carige's presence in Italy, following the branches purchased in 2000 and 2001 from Banco di Sicilia and Intesa Group (82 outlets in total). Territorial expansion is complemented by integration between the banking branches and insurance offices of the Carige Group. Headline results for 2002 are as follows:

Results for 2002 ***Millions of euros***	Absolute value	Variation on 2001 (%)
Customer deposits	21,869.1	+12.4%
Lending to customers	8,634.9	+15.6%
Operating income	237.7	+8.5%
Income from Ordinary activities	171.8	+0.1%
Net income	104.8	+1.2

Results for the Group include, in addition to the positive figures achieved by the Carige Group's banking subsidiaries (*Cassa di Risparmio di Savona* and *Banca del Monte di Lucca*, respectively with net income for 2002 of 24.7 and 1.6 million euros), net profits of 2.2 and 2.3 million euros for the year ending 31st December 2002 for the insurance subsidiaries *Carige Vita Nuova* and *Carige Assicurazioni*. Both companies benefited from heightened operating synergies.

Strategy

The Carige Group's strategic priorities were focused both on maintaining our traditional operating stronghold in Liguria whilst at the same time putting in place a suitable model for the development of the Group's position in other regions. This meant:

- Consolidating expansion at national level (the opening of 10 new Group branches, 7 of which under the Banca Carige name and the acquisition of 42 branches from the Capitalia Group);
- Strengthening and rationalising the insurance companies of the Carige Group (*Carige Vita Nuova* and *Carige Assicurazioni*);
- Identifying and exploiting maximum operating synergies present between the banking and insurance networks (the "Assurbanca" project);
- Expanding customer segmentation and the offer of private banking to high net worth customers outside Liguria in addition to the provision of corporate banking in Liguria and Lombardy;
- Implementing on line banking services (e-banking and call centre);
- Developing mobile distribution channels (Group insurance agents, and estate agents collaborating with the Group in the distribution of its products).

During the year organisational and technical assessments were carried out in order to: strengthen the Group network; achieve high levels of cross selling; heighten back office efficiencies; update technological infrastructure.

Penetration of new markets means that this strategy will be extended into the immediate future with the aim of strengthening the Group's distribution capabilities (heightened synergies between banking branches and insurance offices) and optimising head office structures relating to product. finance and support systems.

Results

Share markets had a particularly bad year during 2002: the Milan MIBTEL index was down 23.6% whilst the banking index lost 27.2%. In this scenario, the performance of Carige shares was all the more encouraging; an annual increase of 9.2% with a dividend yield of 3.7%.

During the year, Carige savings shares were issued and subsequently quoted on the market. After its first month of trading, the share recorded an average price of 2.166 euros.

Total Financial Intermediation Activities (TFIA) rose 12.4% over 31/12/01 to 21,869.1 m. Excluding business related to the Capitalia branches purchased during the year, the increase in TFIA was 5%. Direct deposits in particular recorded a 14% rise to reach 9,236.2 m (+8.2% excluding the ex-Capitalia branches). Indirect deposits totalled 12,632.9 m; up 11.3% (+2.7% excluding the ex-Capitalia branches).

Lending to customers rose to 15.6% over the twelve months to 8,634.9 m. Excluding loans granted by the Capitalia branches and not taking into consideration the performing mortgages securitised at

the end of 2001, lending rose by 16.7%. This expansion is proof of Carige's well-established support for the local economy, especially in the form of mortgages.

Despite the climate of economic uncertainty, the quality of Carige's lending portfolio remained high: in particular, the bad loans/total lending ratio recorded little variation over twelve months at 2.7%.

Carige's Profit & Loss account was influenced during the year by changes in the structure of income and costs stemming from the purchase of 61 branches from the Intesa Group in addition to extraordinary items such as the securitisation of mortgages and the sale of three branches. Headline income statement results are as follows:

- **Net interest income** was slightly down (-1.8%) to 303.3 m;
- **Non interest income** (347.2 m; +18.9%) and operating costs (412.9 m; +8.2%) were influenced by the purchase of branches from the Intesa Group. On the income side, commission income (160.7 m; +11.4%) and dividends (2002: 87.2 m; 2001: 39 m) both recorded significant contributions. The item "gains from financial transactions" inevitably felt the effects of losses on financial markets and ended the year at 21.7 m.
  Turning to costs, the most significant item was write-downs to financial fixed assets, which rose by 13.7% as a result of expansion in leasing activity and amortisation charges related to the purchase of branches from the Intesa Group and related furniture and fittings. Other administrative costs include personnel charges, the rise in which was contained by 3.9% to 199.4 m despite the transfer to the Bank of 321 employees from the Intesa Group. The average staff number rose from 3,300 at 31/12/01 to around 3,500;
- **Provisions and write-downs** amounted to 65.9 m, an increase of 38.7% in comparison to the previous year. This rise was linked to an increase in total volumes handled by the Bank but above all to prudential provisions for loan losses with a resulting surplus to immediate requirements of 13 m;
- **Income from Ordinary Activities** totalled 171.8 m, unchanged over 2001 (171.6 m);
- **Extraordinary Income** dropped 7.1% over the year to 12 m. In 2001, this item included 9 m deriving from the sale of three branches in the province of Savona;
- **Net Income** rose 1.2% in comparison to the previous year to 104.8 m despite the loss in income stemming from increased tax liabilities caused by changes to the mechanism of Dual Income Tax calculated at 4 million.

The Banca Carige branch network expanded further during 2002: the total number of outlets rose from 345 to 391 as a result of the opening of 7 new branches located in various parts of the country and the purchase of 42 branches from Capitalia. There was an increase in the Bank's remote distribution channels: the ATM network totalled 455 at the end of the year whilst the number of POS terminals rose in number from 8,101 in 2001 to 9,440 at 31st December 2002.

Carige's internet banking services, part of the Bank's integrated multi-channel distribution network, saw considerable growth both in the number of contracts (+18.7% over 2001) and in the number of customers regularly using the services (+29.9%).

Banca Carige's total staff amounted to 3,512 at the end of the year in comparison to 3,506 in the previous twelve months. On 1st January 2003, this number rose as the transfer of the 371 employees of the Capitalia branches acquired by Banca Carige came into effect.

Shareholders' equity rose from 1,332.8 m at December 2001 to 1,369.7 m.

Banca Carige continued to be fully in line with the various regulatory indicators currently in force, both of the Bank of Italy and of the Italian Interbank Deposit Protection Fund.

The Banca Carige Group's net assets amounted to 15,389 m; indirect deposits rose by 11.1% to 24,734.2 m whilst lending to customers increased by 13,8% to 9,495.1 m. Operating income was down 12.6% to 186.4 m whilst consolidated net income, feeling the effects of increased tax charges following changes to Dual Income Tax, and provisions to credit risk funds (a surplus of 17.3 m), was down to 66.2 m.

The financial statements of Banca Carige and the Banca Carige Group will be available at www.carige.it.

During the course of its Meeting of 26th February 2003 the Board of Directors discussed the following: "Proposal of authorising the purchase and placement of own shares in accordance with article 2357 of the Italian Civil Code"; the proposal will be put before the Ordinary Shareholders Meeting of Banca Carige for its consideration. In more detail, the document proposes the authorisation to purchase up to a maximum of 102,054,960 Banca Carige SpA ordinary shares (nominal value 1 euro each) corresponding to one tenth of the Bank's ordinary share capital (total made up by 879,906,068 ordinary shares) and to one tenth of the savings share capital (total made up by 140,643,546 savings shares) for a unitary price on a cline between:

- A price floor represented by the average Mibtel index price recorded during the previous ten business days prior to the transaction date, reduced by 20%;
- Price ceiling represented by the average Mibtel index price recorded during the previous ten business days prior to the transaction date, increased by 20%.

Authorisation requested on the part of the Shareholders Meeting regards also the possibility of alienating part or whole of the Bank's own share portfolio (ordinary and/or ordinary shares).

The Board of Directors also discussed the "Annual Corporate Governance Report", in which the Bank gives details of how it has applied the Code of Self-Regulation adopted by public limited companies listed in Italy.

File No. 82-4758

FINANCIAL HIGHLIGHTS

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 02/01	Pro forma data (7) 31/12/02	Change % 02/01	Change % 01/00
BALANCE SHEET (1)								
Total assets	14,393.8	13,100.7	12,835.5	11,635.9	12.1	13,601.3	6.0	3.5
Funding	11,433.8	10,318.5	10,151.6	9,251.4	12.6	10,708.6	5.5	1.1
- Customer Deposits	9,236.2	8,643.3	8,099.3	6,915.9	14.0	8,763.4	8.2	9.3
- Amounts owed to customers	5,912.3	5,176.8	4,863.1	4,089.8	21.6	5,458.1	12.2	7.3
- Debts evidenced by certificates	3,323.9	3,466.5	3,236.2	2,826.1	2.7	3,305.3	2.1	12.1
- Deposits from Banks	1,797.3	1,274.9	1,652.0	2,335.3	8.8	1,544.9	-6.5	-40.2
- Funds managed on behalf of third parties	0.3	0.3	0.3	0.2	0.0	0.3	0.0	54.5
- Subordinated loans	400	400	400	0	0.0	400.0	0.0	...
Other Financial Intermediation Activities (OFIA)	12,632.9	11,758.8	11,348.9	10,677.7	11.3	11,656.4	2.7	-1.5
- Assets Under Management	6,266.5	5,606.4	5,671.8	5,316.7	10.5	5,730.9	1.0	-0.8
- Assets in Custody	6,366.4	6,152.4	5,677.1	5,361.0	12.1	5,925.5	4.4	-2.1
Total Financial Intermediation Activities (TFIA)	21,869.1	20,402.1	19,448.2	17,593.6	12.4	20,419.8	5.0	2.8
Lending (2) (3)	12,080.9	10,871.5	11,026.8	10,206.3	9.6	11,434.2	3.7	3.0
- Loans to Customers (2) (3)	8,634.9	7,616.4	7,471.2	6,664.7	15.6	8,124.1	8.7	4.4
- Loans to Banks (2)	1,363.9	893.0	1,122.3	969.1	21.5	1,227.7	9.4	15.8
- Securities	2,082.4	2,362.1	2,433.3	2,572.5	-14.4	2,082.4	-14.4	-5.4
- Investment securities	232.7	380.8	441.3	384.7	-47.3	232.7	-47.3	14.7
- Trading securities	1,849.7	1,981.3	1,992.0	2,187.9	-7.1	1,849.7	-7.1	-9.0
Shareholders' Equity (4)	1,369.7	1,368.1	1,332.8	1,301.0	2.8	1,369.7	2.8	2.4
INCOME STATEMENT (1)								
Operating Income	237.7	159.8	219.1	215.2	8.5			
Income from Ordinary Activities	171.8	120.1	171.6	168.5	0.1			
Income before Taxation	183.7	123.1	184.5	177.2	-0.4			
Net Income	104.8	69.9	103.5	98.2	1.2			
RESOURCES (5)								
Number of branches	391	349	345	283	13.3	349	1.2	0.4
Number of employees	3,512	3,513	3,506	3,080	0.2	3,512	0.2	0.6
FINANCIAL RATIOS								
Non interest income / Gross operating income	53.38%	52.04%	48.59%	46.87%				
Operating costs / Gross operating income	63.47%	66.17%	63.53%	60.77%				
Income before Taxation / Shareholders' Equity	13.41%	9.00%	13.84%	13.62%				
ROE	7.65%	5.11%	7.77%	7.55%				
ROAE (6)	7.76%	5.18%	7.86%	5.62%				
SOLVENCY RATIOS								
Risk-Weighted Assets (RWA) (1)	9,708.1	9,085.3	8,780.0	6,449.9	10.6%			
Tier 1% of RWA	9.27%	11.12%	11.11%	18.83%				
Total Capital % of RWA	11.58%	15.31%	15.45%	18.49%				

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data

BALANCE SHEET

ASSETS

(Thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	173,442	164,675	5.3	47.0
20 TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	311,014	418,493	- 25.7	- 3.4
30 LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,355,667	1,114,875	21.6	15.8
(a) repayable on demand	543,976	262,255	...	- 48.3
(b) other loans and advances	811,691	852,620	- 4.8	87.2
40 ACCRUED INCOME AND PREPAID EXPENSES:	7,909,841	6,982,175	13.3	11.1
including:				
– loans using funds managed on behalf of third parties	188	188	-	18.5
50 BONDS AND OTHER FIXED-INCOME SECURITIES:	1,598,437	1,921,680	- 16.8	- 3.8
(a) issued by public bodies	929,013	989,111	- 6.1	- 15.3
(b) issued by banks	386,496	577,786	- 33.1	18.4
including:				
– own securities	43,087	53,059	- 18.8	- 5.8
(c) issued by financial institutions	189,258	250,511	- 24.5	- 1.3
including:				
– own securities	-	-	-	-
(d) issued by others	93,670	104,272	- 10.2	18.0
60 SHARES, QUOTAS AND OTHER EQUITY SECURITIES	172,907	93,181	85.6	- 34.0
70 EQUITY INVESTMENTS	51,989	57,720	- 9.9	6.8
80 INVESTMENTS IN GROUP COMPANIES	586,522	561,085	4.5	0.0
90 INTANGIBLE FIXED ASSETS	480,133	357,298	34.4	...
including:				
– start-up costs	1,047	3,131	- 66.6	- 31.2
– goodwill	450,799	330,912	36.2	...
100 TANGIBLE FIXED ASSETS	865,460	627,510	37.9	19.8
including:				
– leasing	605,418	380,268	59.2	36.0
120 OWN SHARES	11,619	21,838	- 46.8	23.9
(nominal value: Euro 6,025)				
130 OTHER ASSETS	795,487	428,107	85.8	14.7
140 ACCRUED INCOME AND PREPAID EXPENSES:	81,300	86,837	- 6.4	- 4.3
(a) accrued income	71,817	78,310	- 8.3	- 7.6
(b) prepaid expenses	9,483	8,527	11.2	42.4
including:				
– discount on bonds issued	4,425	2,159	...	74.4
TOTAL ASSETS	**14,393,818**	**12,835,474**	12.1	10.3

LIABILITIES AND STOCKHOLDERS' EQUITY

(Thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,797,348	1,651,997	8.8	- 29.3
(a) repayable on demand	70,009	62,726	11.6	- 54.2
(b) with agreed maturity dates or periods of notice	1,727,339	1,589,271	8.7	- 27.7
20 AMOUNTS OWED TO CUSTOMERS:	5,912,248	4,863,054	21.6	18.9
(a) repayable on demand	5,504,428	4,495,688	22.4	20.4
(b) with agreed maturity dates or periods of notice	407,820	367,366	11.0	3.6
30 DEBTS EVIDENCED BY CERTIFICATES:	3,323,926	3,236,263	2.7	14.5
(a) bonds	2,853,874	2,691,729	6.0	18.8
(b) certificates of deposits	397,349	474,394	- 16.2	- 3.0
(c) other	72,703	70,140	3.7	- 2.7
40 FUNDS MANAGED ON BEHALF OF THIRD PARTIES	310	298	4.0	28.2
50 OTHER LIABILITIES	813,614	615,210	32.2	68.9
60 ACCRUED EXPENSES AND DEFERRED INCOME:	144,444	132,066	9.4	- 10.4
(a) accrued expenses	80,733	91,045	- 11.3	- 19.1
(b) deferred income	63,711	41,021	55.3	18.0
70 RESERVE FOR TERMINATION INDEMNITIES	84,941	71,068	19.5	14.9
80 RESERVES FOR RISKS AND CHARGES	429,446	423,974	1.3	4.3
(a) reserves for pensions and similar commitments	287,888	297,736	- 3.3	0.1
(b) reserves for taxation	109,434	98,069	11.6	13.8
(c) other reserves	32,124	28,169	14.0	23.2
90 RESERVES FOR LOAN LOSSES	13,000	5,165	...	-
100 RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-	-
110 SUBORDINATED LOANS	400,000	400,000	-	-
120 CAPITAL STOCK	1,020,550	1,017,510	0.3	-
130 ADDITIONAL PAID-IN CAPITAL	136,095	132,005	3.1	5.9
140 RESERVES	199,957	170,198	17.5	16.8
(a) legal reserve	56,869	46,515	22.3	26.8
(b) reserve for purchase of treasury stock	11,619	21,838	- 46.8	23.9
(c) statutory reserves	-	-	-	-
(d) other reserves	131,469	101,845	29.1	11.4
150 REVALUATION RESERVES	7,956	7,956	-	-
170 NET INCOME	104,818	103,545	1.2	5.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**14,393,818**	**12,835,474**	12.1	10.3

GUARANTEES AND COMMITMENTS

	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 GUARANTEES GIVEN	1,321,238	1,219,483	8.3	9.7
including:				
– acceptances	4,210	9,514	- 55.7	...
– other guarantees	1,317,028	1,209,969	8.8	9.3
20 COMMITMENTS	770,378	628,686	22.5	- 13.5
including:				
– repurchase agreements	-	-	-	-

INCOME STATEMENT

(thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - INTEREST INCOME AND SIMILAR REVENUES	567,000	608,987	- 6.9	12.6
including:				
– loans and advances to customers	431,518	452,528	- 4.6	14.9
– fixed-income securities	110,237	128,225	- 14.0	7.0
20 - INTEREST EXPENSES AND SIMILAR CHARGES	- 263,694	- 300,164	- 12.2	20.4
including:				
– amounts owed to customers	- 62,713	- 64,994	- 3.5	30.1
– securities issued	- 137,141	- 135,796	1.0	23.5
30 - DIVIDENDS AND OTHER REVENUES:	87,245	39,029	...	31.2
(a) from shares, quotas and other equity securities	2,847	2,858	- 0.4	41.7
(b) from equity investments	40,413	16,232	...	56.1
(c) from equity investments in group companies	43,985	19,939	...	15.0
40 - COMMISSION INCOME	160,710	144,204	11.4	-
50 - COMMISSION EXPENSES	- 12,825	- 12,019	6.7	8.2
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,989	3,245	...	- 75.1
70 - OTHER OPERATING INCOME	123,889	121,702	1.8	39.3
80 - ADMINISTRATIVE COSTS:	- 321,821	- 301,550	6.7	11.4
(a) personnel	- 199,388	- 191,935	3.9	11.2
including:				
– wages and salaries	- 138,176	- 117,002	18.1	9.2
– social security costs	- 38,267	- 32,702	17.0	12.6
– termination indemnities	- 8,608	- 9,008	- 4.4	3.7
– pensions and similar commitments	- 5,247	- 11,899	- 55.9	- 1.0
(b) other administrative costs	- 122,433	- 109,615	11.7	11.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 91,052	- 80,087	13.7	27.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 3,176	- 2,784	14.1	6.5
110 - OTHER OPERATING EXPENSES	- 5,800	- 4,227	37.2	- 31.7
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 59,670	- 48,154	23.9	1.8
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	9,863	5,609	75.8	- 39.6
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 13,000	- 2,433	...	- 52.9
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 11	- 27	- 59.3	- 97.0
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	88	263	- 66.5	-
170 - INCOME FROM ORDINARY ACTIVITIES	171,757	171,594	0.1	1.8
180 - EXTRAORDINARY INCOME	14,559	15,468	- 5.9	20.5
190 - EXTRAORDINARY EXPENSES	- 2,598	- 2,588	0.4	- 38.5
200 - EXTRAORDINARY INCOME, NET	11,961	12,880	- 7.1	49.2
220 - INCOME TAXES	- 78,900	- 80,929	- 2.5	2.6
230 - NET INCOME	104,818	103,545	1.2	5.4

RECLASSIFIED INCOME STATEMENT

INCOME STATEMENT (thousands of Euros)

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 02/01	Change % 01/00
10 Interest income and similar revenues	567,000	416,152	608,987	540,700	-6.9	12.6
20 Interest expenses and similar charges	- 263,694	- 189,641	- 300,164	- 249,204	-12.2	20.4
NET INTEREST INCOME	**303,306**	**226,511**	**308,823**	**291,496**	**- 1.8**	**5.9**
40 Commission income	160,710	120,100	144,204	144,250	11.4	-0.0
50 Commission expenses	- 12,825	- 9,232	- 12,019	- 11,106	6.7	8.2
60 Gains (losses) from financial transactions	- 5,989	- 13,226	3,244	13,030	-284.6	-75.1
30 *Dividends and other revenues*	87,245	58,840	39,029	29,757	123.5	31.2
70 Other operating income	123,889	92,890	121,702	87,381	1.8	39.3
110 Other operating expenses	- 5,800	- 3,560	- 4,227	- 6,185	37.2	-31.7
NON INTEREST INCOME	**347,230**	**245,812**	**291,933**	**257,127**	**18.9**	**13.5**
GROSS OPERATING INCOME	**650,536**	**472,324**	**600,756**	**548,623**	**8.3**	**9.5**
80 Administrative costs	- 321,821	- 237,808	- 301,550	- 270,637	6.7	11.4
– Personnel	- 199,388	- 152,109	- 191,935	- 172,586	3.9	11.2
– Other administrative costs	- 122,433	- 85,699	- 109,615	- 98,051	11.7	11.8
90 Depreciation and amortization of intangible and tangible fixed assets	- 91,052	- 74,750	- 80,087	-62,769	13.7	27.6
OPERATING COSTS	**-412,873**	**-312,558**	**-381,637**	**-333,406**	**8.2**	**14.5**
OPERATING INCOME	**237,663**	**159,766**	**219,119**	**215,217**	**8.5**	**1.8**
100 Provisions for risks and charges	-3,176	-2,863	-2,784	-2,614	14.1	6.5
120 Provisions for loan losses and for guarantees and commitments	-59,670	-45,670	-48,154	-47,312	23.9	1.8
130 Recoveries of loans and reversals of provisions for guarantees and commitments	9,863	8,778	5,609	9,283	75.8	-39.6
140 Additional provisions for loan losses	-13,000	-	-2,433	-5,165	434.3	-52.9
150 Write-downs to financial fixed assets	-11	-11	-26	-882	-57.7	-97.1
160 Recoveries of financial fixed assets	88	88	263	-	-66.5	...
PROVISIONS AND WRITE-DOWNS	**-65,906**	**-39,678**	**-47,525**	**-46,690**	**38.7**	**1.8**
170 INCOME FROM ORDINARY ACTIVITIES	**171,757**	**120,088**	**171,594**	**168,527**	**0.1**	**1.8**
180 Extraordinary income	14,559	5,030	15,468	12,842	-5.9	20.4
190 Extraordinary expenses	- 2,598	- 2,018	- 2,588	-4,211	0.4	-38.5
200 EXTRAORDINARY INCOME, NET	**11,961**	**3,012**	**12,880**	**8,631**	**- 7.1**	**49.2**
INCOME BEFORE TAXATION	**183,718**	**123,100**	**184,474**	**177,158**	**- 0.4**	**4.1**
220 Income taxes	- 78,900	- 53,200	- 80,929	-78,915	-2.5	2.6
230 NET INCOME	**104,818**	**69,900**	**103,545**	**98,243**	**1.2**	**5.4**

CONSOLIDATED FINANCIAL HIGHLIGHTS

	31/12/02	30/9/02	31/12/01	31/12/00	Change %	Pro forma data (8)		
						31/12/01	Change %	
					02/01		02/01	01/00
BALANCE SHEET (1)								
Total assets	15,388.9	14,121.7	13,961.8	12,801.5	10.2	14,596.4	4.5	2.9
Funding	12,424.9	11,282.3	11,216.7	10,344.8	10.8	11,699.7	4.3	0.7
– Customer Deposits	10,558.2	9,943.9	9,377.2	8,131.2	12.6	10,085.4	7.6	8.7
– Amounts owed to customers	6,900.8	6,167.7	5,838.1	5,010.8	18.2	6,446.6	10.4	7.1
– Debts evidenced by certificates	3,657.4	3,776.2	3,539.1	3,120.4	3.3	3,638.8	2.8	11.3
– Deposits from Banks	1,466.4	938.1	1,439.2	2,213.4	1.9	1,214.0	- 15.6	- 46.5
– Funds managed on behalf of third parties	0.3	0.3	0.3	0.2	-	0.3	-	50.0
– Subordinated loans	400.0	400.0	400.0	-	-	400.0	-	...
Other Financial Intermediation Activities (OFIA)	14,176.0	13,291.5	12,884.8	12,297.8	10.0	13,199.5	2.4	- 2.0
– Assets Under Management	7,034.0	6,344.5	6,421.6	6,091.7	9.5	6,498.4	1.2	- 1.1
– Assets in Custody	7,142.0	6,947.0	6,463.2	6,206.1	10.5	6,701.1	3.7	- 2.8
Total Financial Intermediation Activities (TFIA)	24,734.2	23,235.4	22,262.0	20,429.0	11.1	23,284.9	4.6	2.3
Lending (2) (3)	13,210.9	12,070.0	12,317.2	11,527.6	7.3	12,564.2	2.0	2.4
– Loans to Customers (2) (3)	9,495.1	8,505.3	8,341.4	7,539.0	13.8	8,984.3	7.7	3.8
– Loans to Banks (2)	1,328.1	873.2	1,175.1	998.4	13.0	1,192.2	1.5	17.7
– Securities	2,387.7	2,691.5	2,800.7	2,990.2	- 14.7	2,387.7	- 14.7	- 6.3
– Investment Securities	242.0	391.8	460.1	405.6	- 47.4	242.0	- 47.4	13.4
– Trading Securities	2,145.7	2,299.7	2,340.6	2,584.6	- 8.3	2,145.7	- 8.3	- 9.4
Shareholders' Equity (4)	1,305.8	1,304.2	1,275.5	1,260.0	2.4	1,305.8	2.4	1.2
GROUP INSURANCE COMPANIES (1)								
Total premiums	676.2	459.6	668.4	778.7	1.2			
Damages paid-out	430.3	311.9	512.9	528.9	- 16.1			
INCOME STATEMENT (1)								
Operating Income	186.4	125.0	213.2	207.4	- 12.6			
Income from Ordinary Activities	112.0	83.3	162.6	152.9	- 31.1			
Income before Taxation	128.5	86.6	178.0	160.8	- 27.8			
Net Income	66.2	43.0	96.1	80.3	- 31.1			
RESOURCES (5)								
Number of branches	452	409	403	342	12.2	410.0	1.7	-
Number of employees	4,111	4,107	4,104	3,701	0.2	4,111.0	0.2	2.2
Insurance companies:								
- number of branches	443	448	482	558	- 8.1			
- number of employees	402	406	408	405	- 1.5			
FINANCIAL RATIOS								
Non interest income / Gross operating income	48.08%	47.39%	47.64%	46.33%				
Operating costs / Gross operating income	72.74%	75.05%	68.89%	67.16%				
Income before Taxation / Shareholders' Equity (4)	9.84%	6.64%	13.96%	12.76%				
ROE	5.07%	3.29%	7.53%	6.37%				
ROAE (6)	5.13%	3.33%	7.58%	6.29%				
SOLVENCY RATIOS (7)								
Risk-Weighted Assets (RWA) (1)	10,152.2	9,491.6	9,231.1	7,977.0	10.0			
Tier 1% of RWA	7.14%	8.67%	8.71%	13.07%				
Total Capital % of RWA	9.02%	12.60%	12.56%	12.39%				

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Ratios communicated to the Bank of Italy.Excluding ratios at 31/3/2002

(8) Pro forma data and changes of 2002 exclude ex Capitalia branches data; pro forma changes exclude ex Intesa branches data

CONSOLIDATED BALANCE SHEET

ASSETS *(thousands of Euros)*	31/12/02	31/12/01	Change % 02/01	01/00
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	197,247	186,280	5.9	43.4
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	427,642	576,767	- 25.9	- 10.6
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,320,229	1,167,647	13.1	17.7
(a) repayable on demand	547,759	309,564	76.9	- 41.6
(b) other loans and advances	772,470	858,083	- 10.0	85.8
40 - ACCRUED INCOME AND PREPAID EXPENSES:	8,746,577	7,723,697	13.2	10.0
including:				
– loans using funds managed on behalf of third parties	188	188	-	18.5
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	1,759,587	2,125,965	- 17.2	- 3.3
(a) issued by public bodies	1,031,803	1,109,388	- 7.0	- 13.3
(b) issued by banks	429,387	642,805	- 33.2	13.7
including:				
– own securities	44,916	54,776	- 18.0	- 22.5
(c) issued by financial institutions	199,423	262,401	- 24.0	2.9
including:				
– own securities	-	-	-	-
(d) issued by others	98,974	111,371	- 11.1	13.6
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	200,478	97,938	...	- 33.5
70 - EQUITY INVESTMENTS	103,800	97,356	6.6	5.4
(a) carried at equity	75,992	61,715	23.1	7.6
(b) others	27,808	35,641	- 22.0	1.8
80 - INVESTMENTS IN GROUP COMPANIES	152,385	129,400	17.8	- 1.2
(a) carried at equity	152,385	129,400	17.8	- 1.2
(b) others	-	-	-	-
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	93,236	94,197	- 1.0	- 5.5
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	14,859	15,359	- 3.3	- 8.6
110 - INTANGIBLE FIXED ASSETS	480,672	358,201	34.2	...
including:				
– start-up costs	1,058	3,149	- 66.4	- 31.3
– goodwill	450,799	330,912	36.2	...
120 - TANGIBLE FIXED ASSETS	967,126	803,246	20.4	16.9
140 - OWN SHARES *(nominal value: Lit. 34,650)*	25,613	35,832	- 28.5	13.3
150 - OTHER ASSETS	809,174	450,477	79.6	8.7
160 - ACCRUED INCOME AND PREPAID EXPENSES:	90,308	99,446	- 9.2	- 5.0
(a) accrued income	80,497	90,315	- 10.9	- 7.9
(b) prepaid expenses	9,811	9,131	7.4	39.1
including:				
– discount on bonds issued	4,425	2,159	...	74.3
TOTAL ASSETS	15,388,933	13,961,808	10.2	9.1

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands Euro)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,466,421	1,439,221	1.9	- 35.0
(a) repayable on demand	44,216	86,041	- 48.6	- 44.9
(b) with agreed maturity dates or periods of notice	1,422,205	1,353,180	5.1	- 34.2
20 - AMOUNTS OWED TO CUSTOMERS:	6,900,768	5,838,151	18.2	16.5
(a) repayable on demand	6,239,389	5,208,676	19.8	18.0
(b) with agreed maturity dates or periods of notice	661,379	629,475	5.1	5.3
30 - DEBTS EVIDENCED BY CERTIFICATES:	3,657,445	3,539,076	3.3	13.4
(a) bonds	3,146,656	2,943,444	6.9	17.8
(b) certificates of deposits	429,497	515,059	- 16.6	- 4.8
(c) other	81,292	80,573	0.9	- 1.0
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	310	298	4.0	28.2
50 - OTHER LIABILITIES	851,226	684,111	24.4	60.0
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	149,127	139,398	7.0	- 10.5
(a) accrued expenses	83,940	95,191	- 11.8	- 19.2
(b) deferred income	65,187	44,207	47.5	16.1
70 - RESERVE FOR TERMINATION INDEMNITIES	103,515	89,611	15.5	8.4
80 - RESERVES FOR RISKS AND CHARGES	420,792	433,199	- 2.9	4.3
(a) reserves for pensions and similar commitments	294,061	304,260	- 3.4	0.1
(b) reserves for taxation	88,574	94,234	- 6.0	5.1
(c) other reserves	38,157	34,705	9.9	17.6
90 - RESERVES FOR LOAN LOSSES	14,644	6,708	...	63.6
100 - RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-	-
110 - SUBORDINATED LOANS	400,000	400,000	-	...
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	35,134	1,995	...	0.8
140 - MINORITY INTERESTS	17,539	18,507	- 5.2	0.6
150 - CAPITAL STOCK	1,020,550	1,017,510	0.3	-
160 - ADDITIONAL PAID-IN CAPITAL	136,095	132,005	3.1	5.9
170 - RESERVES	135,981	112,742	20.6	7.8
(a) legal reserve	56,869	46,515	22.3	26.1
(b) reserve for purchase of treasury stock	25,613	35,832	- 28.5	13.3
(c) statutory reserves	-	-	-	-
(d) other reserves	53,499	30,395	76.0	- 15.7
180 - REVALUATION RESERVES	8,050	8,050	-	-
200 - NET INCOME	66,171	96,061	- 31.1	19.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	15,388,933	13,961,808	10.2	9.1

GUARANTEES AND COMMITMENTS

	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - GUARANTEES GIVEN	1,391,727	1,292,422	7.7	9.6
including:				
– acceptances	4,249	9,514	- 55.3	...
– other guarantees	1,387,478	1,282,908	8.2	9.2
20 - COMMITMENTS	820,908	658,555	24.7	- 20.8
including:				
– repurchase agreements	-	-	-	-

CONSOLIDATED INCOME STATEMENT

(thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - INTEREST INCOME AND SIMILAR REVENUES	635,012	682,992	- 7.0	11.2
including:				
– loans and advances to customers	486,147	506,940	- 4.1	13.9
– fixed-income securities	123,716	147,251	- 16.0	5.2
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 280,157	- 324,108	- 13.6	17.7
including:				
– amounts owed to customers	- 78,704	- 86,084	- 8.6	20.7
– securities issued	- 147,531	- 147,215	0.2	21.8
30 - DIVIDENDS AND OTHER REVENUES:	8,754	9,348	- 6.4	35.8
(a) from shares, quotas and other equity securities	2,878	2,923	- 1.5	41.5
(b) from equity investments	5,876	6,425	- 8.5	33.3
(c) from equity investments in group companies	-	-	...	...
40 - COMMISSION INCOME	184,235	166,254	10.8	- 2.3
50 - COMMISSION EXPENSES	- 13,705	- 12,711	7.8	11.3
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,844	4,427	...	- 61.4
70 - OTHER OPERATING INCOME	157,806	161,308	- 2.2	27.4
80 - ADMINISTRATIVE COSTS:	- 374,031	- 357,217	4.7	9.4
(a) personnel	- 232,748	- 225,839	3.1	9.8
including:				
– wages and salaries	- 159,519	- 139,232	14.6	7.5
– social security costs	- 44,633	- 39,131	14.1	11.8
– termination indemnities	- 21,920	- 11,068	98.0	0.6
– pensions and similar commitments	- 5,906	- 13,147	- 55.1	8.7
(b) other administrative costs	- 141,283	- 131,378	7.5	8.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 123,129	- 114,903	7.2	17.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 3,273	- 2,908	12.6	- 7.5
110 - OTHER OPERATING EXPENSES	- 11,101	- 9,720	14.2	- 8.0
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 67,090	- 50,370	33.2	- 10.6
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	13,264	9,709	36.6	- 14.9
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 17,334	- 7,296	...	33.1
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 33	- 57	- 42.1	- 93.7
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	99	270	- 63.3	...
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	8,512	7,575	12.4	...
180 - INCOME FROM ORDINARY ACTIVITIES	111,985	162,593	- 31.1	11.4
190 - EXTRAORDINARY INCOME	23,339	18,997	22.9	52.8
200 - EXTRAORDINARY EXPENSES	- 6,868	- 3,585	91.6	- 21.5
210 - EXTRAORDINARY INCOME, NET	16,471	15,412	6.9	95.8
240 - INCOME TAXES	- 60,914	- 80,977	- 24.8	1.5
250 - MINORITY INTERESTS	- 1,371	- 967	41.8	31.9
260 - NET INCOME	66,171	96,061	- 31.1	19.7

RECLASSIFIED INCOME STATEMENT

INCOME STATEMENT (thousands of Euros)

	31/12/02	30/09/02	31/12/01	31/12/00	Change % 02/01	Change % 01/00
10 Interest income and similar revenues	635,012	465,536	682,992	614,192	-7.0	11.2
20 Interest expense and similar charges	-280,157	-202,016	-324,108	-275,256	-13.6	17.7
NET INTEREST INCOME	**354,855**	**263,520**	**358,884**	**338,936**	**-1.1**	**5.9**
40 Commission income	184,235	137,607	166,254	170,157	10.8	-2.3
50 Commission expenses	-13,705	-9,807	-12,711	-11,419	7.8	11.3
60 Gains (losses) from financial transactions	-5,844	-13,609	4,427	11,482	-232.0	-61.4
30 Dividends and other revenues	8,754	8,504	9,348	6,885	-6.4	35.8
170 Profit (losses) on investments carried at equity	8,512	2,988	7,575	-642	12.4	...
70 Other operating income	157,806	118,196	161,308	126,660	-2.2	27.4
110 Other operating expenses	-11,101	-6,477	-9,720	-10,563	14.2	-8.0
NON INTEREST INCOME	**328,657**	**237,402**	**326,481**	**292,560**	**0.7**	**11.6**
GROSS OPERATING INCOME	**683,512**	**500,922**	**685,365**	**631,496**	**-0.3**	**8.5**
80 Administrative costs	-374,031	-276,534	-357,217	-326,418	4.7	9.4
– Personnel	-232,748	-176,697	-225,839	-205,624	3.1	9.8
– Other administrative costs	-141,283	-99,837	-131,378	-120,794	7.5	8.8
90 Depreciation and amortization of intangible and tangible fixed assets	-123,129	-99,394	-114,903	-97,718	7.2	17.6
OPERATING COSTS	**-497,160**	**-375,928**	**-472,120**	**-424,136**	**5.3**	**11.3**
OPERATING INCOME	**186,352**	**124,994**	**213,245**	**207,360**	**-12.6**	**2.8**
100 Provisions for risks and charges	-3,273	-2,894	-2,908	-3,143	12.6	-7.5
120 Provisions for loan losses and for guarantees and commitments	-67,090	-48,961	-50,370	-56,367	33.2	-10.6
130 Recoveries of loans and reversals of provisions for guarantees and commitments	13,264	10,481	9,709	11,404	36.6	-14.9
140 Additional provisions for loan losses	-17,334	-425	-7,296	-5,481	137.6	33.1
150 Write-downs to financial fixed assets	-33	-25	-57	-907	-42.1	-93.7
160 Recoveries of financial fixed assets	99	88	270	28	-63.3	868.1
PROVISIONS AND WRITE-DOWNS	**-74,367**	**-41,736**	**-50,652**	**-54,467**	**46.8**	**-7.0**
180 INCOME FROM ORDINARY ACTIVITIES	**111,985**	**83,258**	**162,593**	**152,893**	**-31.1**	**6.3**
190 Extraordinary income	23,339	7,422	18,997	12,434	22.9	52.8
200 Extraordinary expenses	-6,868	-4,090	-3,585	-4,564	91.6	-21.5
210 EXTRAORDINARY INCOME, NET	**16,471**	**3,332**	**15,412**	**7,870**	**6.9**	**95.8**
INCOME BEFORE TAXATION	**128,456**	**86,590**	**178,005**	**160,763**	**-27.8**	**10.7**
240 Income taxes	-60,914	-42,790	-80,977	-79,770	-24.8	1.5
250 Minority interests	-1,371	-829	-967	-733	41.8	32.0
260 NET INCOME	**66,171**	**42,971**	**96,061**	**80,260**	**-31.1**	**19.7**